

Mail Stop 4720

September 21, 2017

Mr. Jae Keun Lee
Managing Director and Chief Financial Officer
KB Financial Group, Inc.
84, Namdaemoon-ro, Jung-gu
Seoul 04534, Korea

> **Re: KB Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 24, 2017**
> **Form 6-K Filed August 14, 2017**
> **File No. 000-53445**

Dear Mr. Lee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements, page F-11

Note 6.5 – Offsetting Financial Assets and Financial Liabilities, page F-87

1.   Please help us understand how the amounts in the derivatives held for trading and derivatives held for hedging line items reconcile to the net amounts presented in the statement of financial position. In this regard, we note that the sum of these two line items in the column titled "net amounts presented in the statement of financial position" exceed the amounts presented as derivative assets and derivatives liabilities, respectively, in the statement of financial position as of December 31, 2016. Similarly, we were unable to reconcile these amounts to Note 9 (Derivative Financial Instruments and Hedge Accounting). Please advise, and revise future filings as appropriate.

Mr. Jae Keun Lee
KB Financial Group, Inc.
September 21, 2017
Page 2

<u>Note 44.2 - The Acquisition of Shares of Hyundai Securities Co., Ltd., page 178</u>

2.   We note your disclosure on page F-179 that you recognized a ₩628,614 million gain, representing 24% of your pre-tax profit, on the bargain purchase of Hyundai Securities Co., Ltd. (Hyundai Securities) We also note from your response to prior comment six in your letter dated September 30, 2016 that ₩104,931 million of this bargain purchase gain was recognized in June 2016, and thus the remainder was recognized in October 2016 when you obtained 100% of the shares of Hyundai Securities by comprehensively swapping total issued shares of Hyundai Securities not held by the Group with newly issued shares of the Company. Please respond to the following:

- Tell us the factors leading to the recognition of the bargain purchase gain, particularly in light of the fact that you noted in your September 30, 2016 response letter that you recognized goodwill in the amount of ₩442,595 million in May 2016 due to synergies to be achieved by obtaining significant influence over Hyundai Securities (which you noted was one of the five largest securities firms in Korea) and adding a large securities brokerage firm as an affiliated company. In this regard, please help us understand why obtaining 100% control of Hyundai Securities just over 4 months later would result in the recognition of such a sizeable bargain purchase gain.

- We also note from your September 30, 2016 response letter where you addressed the lack of impairment on the carrying value of your investment in Hyundai Securities, despite the significant value difference between the carrying value of your investment in Hyundai Securities, and the fair value of the shares. Please tell us whether you performed an additional impairment test for your investment in Hyundai Securities prior to the acquisition of the controlling interest in Hyundai Securities in October 2016, particularly in light of the continued difference between the market value and carrying value of the investment.

- Tell us how you determined the fair value of your existing holdings at the time of the stock exchange, as disclosed on page F-179.

<u>Form 6-K Filed August 14, 2017</u>

<u>Notes to the Consolidated Interim Financial Statements, page 7</u>

<u>Note 2 – Basis of Presentation, page 7</u>

<u>Korean IFRS 1109 Financial Instruments, page 9</u>

3.   We note your disclosure on page 13 that based on the results from the impact assessment, the loss allowance as at December 31, 2016 is expected to increase by ₩146 billion to ₩2,004 billion, and the regulatory reserve for credit losses is estimated to decrease compared to current level. In light of the fact that your allowance for loan losses was

₩2,278 billion (per page F-40 of your Form 20-F for the year ended December 31, 2016), please help us better understand how the impact to the loss allowance was estimated for purposes of this disclosure. In this regard, based on your current disclosure in this footnote, it would appear that the loss allowance as of December 31, 2016 was ₩1,858 billion.

Note 43 – Business Combination, page 135

43.1 - The Acquisition of Shares of KB Insurance Co., Ltd., page 135

4.   We note your disclosure that you recognized a ₩123 billion bargain purchase gain on the May 2017 acquisition of KB Insurance Co. Ltd. (KB Insurance), which increased your ownership from 39.81% to 94.30%. We also note from page 129 of your December 31, 2016 Form 20-F, that you previously recognized a bargain purchase gain of ₩177 billion in connection with the acquisition of treasury shares of KB Insurance in November 2015. Please respond to the following:

- Describe the factors leading to the recognition of each of these bargain purchase gains.

- We also note your response to comment 5 in your September 30, 2016 response letter where you addressed the lack of impairment on the carrying value of your investment in KB Insurance, despite the significant difference between the carrying value of your investment in KB Insurance, and the fair value of the shares (carrying value exceeded fair value by 46%). Please tell us whether you performed an additional impairment test for your investment in KB Insurance prior to the acquisition of the controlling interest in KB Insurance in May 2017, particularly in light of the difference between the market value and carrying value of the investment existing as of December 31, 2016 (₩522 billion fair value based on quoted market price of KB Insurance, versus carrying value of ₩1,392 billion, based on pages F-103 and F-104 of your 2016 Form 20-F).

- Tell us how you determined the fair value of your existing holdings at the time of the exchange. In this regard, we note that you determined the fair value to be ₩1,426 billion for your 39.81% ownership interest, and only paid consideration of ₩1,196 billion for the additional 54.49% controlling interest.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical & Policy Advisor
Office of Financial Services